Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) of Comerica Incorporated and to the incorporation by reference therein of our report dated February 14, 2006 (except for Note 28 for which the date is November 14, 2006) with respect to the consolidated financial statements of Comerica Incorporated included in its Current Report on Form 8-K dated November 14, 2006 and our reports dated February 14, 2006 with respect to Comerica Incorporated management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Comerica Incorporated, incorporated in its Annual Report (Form 10-K) for the year ended December 31, 2005 filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP

Ernst & Young LLP

November 22, 2006
Detroit, Michigan